SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 AMENDMENT NO. 1
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                          Centenary International Corp.
                          -----------------------------
                                (Name of Issuer)

                         Common Stock, par value $0.001
                         ------------------------------
                         (Title of Class of Securities)

                                 15134 R   10 7
                                 --------------
                                 (CUSIP Number)

                             Hector A. Patron Costas
                          Reconquista 656-3 Piso (1003)
                             Buenos Aires, Argentina
                             tel. 011 54114 312 7075
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  May 17, 1999
                                  ------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of '240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following  box.                                                              |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See '240,13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP  No.  15134  R   10  7                                      Page  2  of  8
            ----------------

(1)     Name  of  Reporting  Person  and IRS Identification No. of Above Person:
            Centenary Group, S.A., a Republic of Uruguay corporation
                                IRS ID No.    N/A

(2)     Check  the  Appropriate  Box  if a Member of a Group (See Instructions).
                                                                   (a)       |_|
                                                                   (b)       |_|
(3)     SEC  Use  Only

(4)     Source  of  Funds  (See  Instructions)

(5)     Check  if  Disclosure  of  Legal  Proceedings
        is  Required  Pursuant  to  Items  2(d)  or  2(e).                   |_|

(6)     Citizenship  or  Place  of  Organization
                        A Republic of Uruguay corporation

Number       (7)     Sole  Voting  Power
of                                       14,541,895
Shares
Bene-
ficially     (8)     Shared  Voting  Power
Owned                         -0-
by
Each
Report-      (9)     Sole  Dispositive  Power
ing                                      14,541,895
Person
With:
             (10)    Shared  Dispositive  Power
                                         -0-

(11)     Aggregate  Amount  Owned  by  Each  Reporting  Person
                                         14,541,895

(12)     Check  if  the  Aggregate  Amount  in  Row (11) Excludes Certain Shares
         (See  Instructions)                                                 |_|

(13)     Percent  of  Class  Represented  by  Amount  if  Row  (11)

                                         76.7%

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CUSIP  No.15134  R   10  7                                        Page  3  of  8
          ----------------

(14)     Type  of  Reporting  Person
                                       CO

ITEM  1     Security  and  Issuer

     This statement is filed with respect to shares of common stock par value $0.001 (the "Shares") of Centenary International Corp.("Centenary International"), whose address is 692 Madison Avenue, Third Floor, New York, NY 10021

ITEM  2.     Identity  and  Background

1.     A.
          Name:      Centenary  Group  S.A.  ("Centenary  Group")

          Place  of  organization:  A  Republic  of  Uruguay  corporation

          Principal  Business:  Holding  Company

          Principal  Business  Address:  Juncal  1327  D.-P.  18  AP  1801
                                         Montevideo,  Uruguay

          Principal  Office  Address:    Juncal  1327  D.-P.  18  AP  1801
                                         Montevideo,  Uruguay

          (d)     No.

          (e)     No.

1.     B.
          (a)     Hector  A.  Patron  Costas

          (b) Business address: Reconquista 656-3 Piso (1003), Buenos Aires, Argentina

          (c) Principal of Centenary Group, which is a holding company whose business address is Juncal 1327 D.-P. 18 AP 1801, Montevideo, Uruguay


          (d)     No.

          (e)     No.

          (f)     Argentina

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CUSIP  No.15134  R   10  7                                   Page  4  of  8
          ----------------

1.     C.

          (a)     Guillermo  A.  Aguilar  Penalva


          (b) Business address: Reconquista 656-3 Piso (1003), Buenos Aires, Argentina

          (c) Principal of Centenary Group, which is a holding company whose business address is Juncal 1327 D.-P. 18 AP 1801, Montevideo, Uruguay

          (d)     No.

          (e)     No.

          (f)     Argentina


1.     D.

          (a)     Julio  A.  Descals  Seall

          (b) Business address: Reconquista 656-3 Piso (1003), Buenos Aires, Argentina

          (c) Principal of Centenary Group, which is a holding company whose business address is Juncal 1327 D.-P. 18 AP 1801, Montevideo, Uruguay

          (d)     No.

          (e)     No.

          (f)     Argentina

1.     E.

          (a)     Julio  Descals  Fernandez


          (b) Business address: Reconquista 656-3 Piso (1003), Buenos Aires, Argentina

          (c) Principal of Centenary Group, which is a holding company whose business address is Juncal 1327 D.-P. 18 AP 1801, Montevideo, Uruguay

          (d)     No.

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CUSIP  No.15134  R   10  7                                        Page  5  of  8
          ----------------

          (e)     No.

          (f)     Argentina

ITEM  3.     Source  and  Amount  of  Funds  or  Other  Consideration.

     On May 17, 1999, Centenary Group S.A. ("Centenary Group") transferred 451,605 shares of common stock of Centenary International to William Moore, and 60,000 shares of common stock of Centenary International to Julio Descals Seall. Both of these transfers were payments-in-kind of debts owed to these persons by Centenary Group.

ITEM  4.     Purpose  of  Transaction.

     On May 17, 1999, Centenary Group S.A. ("Centenary Group") transferred 451,605 shares of common stock of Centenary International to William Moore, and 60,000 shares of common stock of Centenary International to Julio Descals Seall. Both of these transfers were payments-in-kind of debts owed to these persons by Centenary Group.

(a) Centenary Group and its principals have no plans or proposals to acquire additional securities of Centenary International. However, at a later date, Centenary Group may develop plans or proposals to acquire additional securities of Centenary International.

(b) Centenary Group and its principals have no plans or proposals for an extraordinary corporate transaction involving Centenary International. However, at a later date, Centenary Group may develop plans or proposal for an extraordinary corporate transaction with Centenary International.

(c) Centenary Group and its principals have no plans or proposals involving the sale or transfer of a material amount of assets of Centenary International or any of its subsidiaries.

(d) Centenary Group and its principals have no plans to increase the size of the board of directors, or fill existing vacancies, if any, on the board. However, at a later date, Centenary Group may develop plans or proposals for the changes in the present board of directors or management of Centenary International, or plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

(e) Centenary Group and its principals have no plans or proposals for material change in the present capitalization or dividend policy of Centenary International. However, at a later date, Centenary Group may develop plans or proposals for change in the present capitalization or dividend policy of Centenary International.

(f) Centenary Group and its principals have no plans or proposals for material change in the present direction of the business of the Company.

CUSIP  No.15134  R   10  7                                        Page  6  of  8
          ----------------

(g) Centenary Group and its principals have no plans or proposals for changes in Centenary International's charter or bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of Centenary International by any person.

(h) Centenary Group and its principals have no plans or proposals for causing a class of securities of Centenary International to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) Centenary Group and its principals have no plans or proposals for a class of securities of Centenary International becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j) Centenary Group and its principals have no plans or proposals for any actions similar to those enumerated above. However, at a later date, Centenary Group may develop plans or proposals for actions similar to those enumerated above.

ITEM  5.     Interest  in  Securities  of  the  Issuer.

     (a) Centenary Group is the beneficial owner of 14,541,895 Shares of Centenary International, which is 76.7% of the class of securities. The following persons named in Item 2 are not beneficial owners of any Shares of Centenary International: Hector A. Patron Costas, Guillermo
          A. Aguilar Penalva, Julio A. Descals Seall and Julio Descals Fernandez. However, upon a distribution by, or dissolution of,
          Centenary Group, they could receive 40%, 40%, 10% and 10% respectively, of the Centenary International Shares held by Centenary Group. However, Julio Descals Seall received 60,000 shares of Centenary International as reported herein.

     (b) Centenary Group has sole voting and dispositive power for all of the 14,541,895 Shares of Centenary International.

          The following persons named in Item 2 do not have sole or shared voting or dispositive power for any of the Shares of Centenary
          International: Hector A. Patron Costas, Guillermo A. Aguilar Penalva, Julio A. Descals Seall and Julio Descals Fernandez.

     (c)  None.

     (d)  None.

     (e)  Not applicable.

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CUSIP  No.  15134  R   10  7                                      Page  7  of  8
          ------------------

ITEM 6. Contract, Agreements, Understandings or Relationships with Respect to Securities of the Issuer.

             None

ITEM  7.     Material  to  be  Filed  as  Exhibits.

             None


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CUSIP  No.15134  R   10  7                                        Page  8  of  8
          ----------------


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

May  26,  1999                    Centenary  Group  S.A.
--------------


                                  ____________________________________
                                  by  /s/  Hector  A.  Patron  Costas
                                  Hector  A.  Patron  Costas
                                  its  Principal